December 2, 2010

By U.S. Mail and Facsimile to: (403)735-3240

Kim Law
Principal Financial and Accounting Officer
E-Debit Global Corporation
#12, 3620 – 29th St. NE
Calgary, Alberta, Canada T1Y 578

> Re: E-Debit Global Corporation
> Form 10-K for the year ended December 31, 2009
> Forms 10-Q for 2010

Dear M. Law:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief